EMGOLD MINING CORPORATION
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

EMR-TSX VENTURE

03037162

SEC MAIL PROCESSING RECEIVED NOV 04 2003 WASH. D.C. 155 SECTION

PROCESSED NOV 19 2003 THOMSON FINANCIAL

November 3, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

Shannon M. Ross
Corporate Secretary

dlw 11/7

Enclosures

United States Sec Filing
November 3, 2003

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold Announces Closing of Placement Financing – dated October 3, 2003
2. Emgold's Check Assay Results Confirm and Improve High Grade Discovery at the Idaho-Maryland Gold Project – dated October 22, 2003
3. Emgold Mining Corporation - Announces $7.5 Million Brokered Private Placement Financing – dated October 29, 2003

Correspondence with Securities Commission(s)

1. Form 45-102F2 – dated October 3, 2003.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Emgold Mining Corporation (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 30, 2003, of private placement units consisting of 160,000 common shares and 160,000 warrants to purchase up to an additional 160,000 common shares of the Company and Finder's Fee Compensation Warrant to Canaccord Capital Corporation to purchase up to 16,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 3rd day of October 2003.

EMGOLD MINING CORPORATION

By: "Shannon Ross"
Shannon Ross, Secretary

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

October 3, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD ANNOUNCES CLOSING OF PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR:TSX Venture Exchange) (the "Company") is pleased to announce that it has closed its non-brokered private placement with the Contrarian Resource Fund 2003 No. 1 Limited Partnership for the issue of 160,000 flow-through units at $0.95 per unit for total proceeds of up to $152,000. Each unit is comprised of one flow-through common share and one non-flow-through share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $1.25 expiring September 30, 2004. Canaccord Capital Corporation received a finder's fee consisting of a $12,160 in cash and 16,000 non-transferable compensation warrants, each non-transferable compensation warrant exercisable to acquire one additional common share of the Company at an exercise price of $1.25 expiring September 30, 2004.

Proceeds from the private placement will be used to fund exploration programs on the Company's Rozan and Stewart gold properties situated in southeastern British Columbia. Both properties have extensive gold soil anomalies and exhibit classic "intrusive-related" gold deposit characteristics. The planned exploration programs for both properties include mapping, soil geochemistry, airborne geophysics and trenching. The intent of the program is to further define targets for possible diamond drilling in the summer of 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring January 31, 2004, except as permitted by the British Columbia *Securities Act,* the *Securities Rules,* and the TSX Venture Exchange.

William J. Witte, P.Eng
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200

EMGOLD MINING CORPORATION

1400-570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

October 22, 2003

Ticker Symbol:EMR-TSX Venture Exchange
SEC 12g3-2(b) 82-3003

Emgold's Check Assay Results Confirm & Improve High-Grade Discovery at the Idaho-Maryland Gold Project

Emgold Mining Corporation (EMR-TSX Venture) is pleased to announce new assay results from the Phase I surface diamond drilling program at the Idaho-Maryland gold project located in Grass Valley, California. The latest results confirm a new high-grade gold discovery in a zone of 10.1 feet grading 0.93 ounces of gold per ton (31.9 G/T). The results also indicate other areas of possible economic interest while adding to the geologic understanding of the upper north extension to the Idaho Deformation Corridor.

Summary of Duplicate Check Assay Results

Duplicate check assaying showed significant grade increases for two zones with visible free gold noted in the core. The Idaho 120 Vein in hole IDH001 contained significant free gold and the Idaho 242 Vein showed minor fine free gold. Duplicate check assays of the coarse rejects from the four samples comprising the Idaho 120 Vein in hole IDH001 yielded 10.1 feet grading 0.93 oz/ton (31.9 G/T) in comparison to 10.1 feet grading 0.67 oz/ton (23.0 G/T) from the original fire assays. A single sample representing the Idaho 242 Vein in hole IDH003 showed a modest increase in the duplicate check assay, yielding 0.9 feet grading 0.21 oz/ton (7.2 G/T) versus 0.19 oz/ton (6.5 G/T) from the original fire assay.

Duplicate Check Assay Results

Drill Hole Number	Interval From (ft)	Interval To (ft)	Interval (ft)	Previous Gold Assay (opt)	New Gold Assay (opt)	Intercept
IDH001	528.2	538.3	10.1	0.67 (23.0 G/T)	0.93 (31.9 G/T)	Id 120 Vein
Including	528.2	531.2	3.0	2.20 (75.4 G/T)	3.10 (106.3 G/T)	Id 120 Vein
IDH003	482.5	483.4	0.9	0.19 (6.5 G/T)	0.21 (7.2 G/T)	Id 242 Vein

These results are encouraging because they occur high within the Idaho Deformation Corridor and may provide significant bulk tonnage potential at depth. Additional information about the exploration program and mineralized diabase bodies in the Idaho-Maryland deposit is available on the Company's website at www.emgold.com.

The Idaho-Maryland exploration program is planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067, and Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects." Data compilation for the surface core drilling program was performed by the Company's geological staff with review and verification by Mr. Payne. The Company has implemented a quality assurance/quality control program to

ensure that sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101.

The Idaho-Maryland Gold Project lies in the center of the Grass Valley Mining District, which ranks as the fifth largest gold producing district in the United States. Recorded production for the Grass Valley Mining District is 13 million ounces of gold from 25 million tons of ore with a recovered grade of 0.52 opt. The Idaho-Maryland Mine, discovered in 1851, produced from 1862 through 1956 and is the second largest underground historical producer in California. Total recorded production at the Idaho-Maryland Mine was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

Upon completion of Phase I of the surface drill program, the Idaho-Maryland project team will further define the next phase of surface drilling to be completed on the property. Approximately 15,000 to 17,000 feet of additional drilling is planned for the overall surface drill program.

Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation continues to prepare all necessary documentation for a Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and construction of a decline, which will enable the testing of underground exploration targets that are not accessible by surface exploration. The Use Permit application will include provisions for the Company to operate a staged mining operation up to 2,400 tons per day should a positive feasibility study be completed and a production decision be made.

The Company will be posting additional maps, information and photographs on its website as the information becomes available. For more information about Emgold and the Idaho-Maryland Mine please visit the Company's website www.emgold.com or www.sedar.com.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Coal Harbour Communications
Tel: (604) 662-4505 Fax: 604-662-4505
Toll Free: 1-877-642-6200

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Companies website at www.emgold.com.

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

October 29, 2003

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD MINING CORPORATION – ANNOUNCES $7.5 MILLION BROKERED PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (EMR-TSX Venture) ("Emgold") is pleased to announce that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 10,000,000 units (the "Units") at a price of $0.75 per Unit, for gross proceeds of up to $7,500,000. Each Unit is comprised of one common share in the capital of Emgold and one-half of one non-transferable share purchase warrant. One whole share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of two years from closing of this private placement, at an exercise price of $1.00 per common share. Upon closing of this private placement, Canaccord will receive a commission of 7.5% in cash, of which Canaccord may elect to be paid up to one-half in Units. Canaccord will receive 12% in non-transferable Agent's Warrants exercisable for a period of two years from closing at an exercise price of $1.00 and will also receive a cash administration fee and a corporate finance fee in shares of Emgold.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and Canaccord's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further development of the Idaho-Maryland Gold Property in Grass Valley, California. The funds will be used for completion of the current 15,000 to 20,000 foot surface drill program, preparation of a preliminary assessment report, application for a Mine Use Permit, construction and operation of the Ceramext™ pilot and demonstration plant including preparation of feasibility and marketing studies for high quality ceramic products, property payments, administrative, legal, accounting and audit costs as well as for general corporate purposes and working capital. Emgold, through its wholly owned subsidiary, Idaho-Maryland Mining Corporation continues to prepare an application for a Mine Use Permit to include, but not necessarily limited to, dewatering the existing Idaho-Maryland Mine workings and construction of a decline, which will enable the testing of underground exploration targets that are not accessible by surface exploration. The Mine Use Permit application will include provisions for Emgold to operate a staged mining operation up to 2,400 tons per day should a positive feasibility study be completed and a production decision be made.

For more information about Emgold Mining Corporation and its projects please visit the following websites, http://www.sedar.com/ and Emgold's website http://www.emgold.com/.

William J. Witte, P. Eng
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4505 or Toll Free: 1-877-642-6200